September 3, 2010

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

    RE: **RadNet, Inc.**
          Form 10-K for FYE December 31, 2009
          Filed March 15, 2010, amended March 31, 2010 and May 10, 2010;
          DEF 14A for Annual Meeting on June 3, 2010
          Filed April 23, 2010
          File No. 1-33307

Dear Dr. Berger:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 37

1. We note your tables providing the percentages of payments by both modality and payor, and average dollar payments by modality for each of the last three fiscal years at page 11 within your Form 8-K filed March 15, 2010. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether your respective percentages of payments by payor or modality and your average dollar payments by modality represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze such measures. Alternatively, tell us why such analysis would not be material to an investor's understanding of your business.   Refer to FRC 501.12.b.1. for additional guidance.

Operating Expenses, page 37

2. If you continue to present this table please remove the characterization "Operating expenses" from the subtotal preceding depreciation and amortization. We refer you to the definition of non-operating expenses in Rule 5-03(b)(9) of Regulation S-X.

Notes to Consolidated Financial Statements, page 56

Note 2 – Summary of Significant Accounting Policies, page 57

Reclassification, page 57

3. We note your disclosure describing the reclassification of management fees billed to your non-consolidated joint ventures. Please tell us the amount of these reclassifications in each of the presented periods and provide additional detail describing the nature of these transactions. Explain for us the accounting basis for your revised classification, including any relevant guidance. Tell us why you have not classified the adjustment as a correction of an error, in accordance with ASC 250-10-45-23.

Note 3 – Facility Acquisitions, page 61

4. Please disclose the information required by FASB ASC 805-10-50-2e. through 2h. in future filings for individually immaterial business combinations occurring during the reporting period that are collectively material. See FASB ASC 805-10-50-3. Specifically, expand your discussion to disclose the requirements prescribed by FASB ASC 805-10-50-2f. and h. Please provide us with an example of your revised disclosure.

Part IV

Item 15. Exhibits

5. We note that exhibits 10.14, 10.17, 10.19, 10.23 10.21, 10.26, 10.27, 10.28, 10.29, and 10.30 to the Form 10-K and Exhibit 10.1 to the Form 8-K filed April 6, 2010 do not appear to be executed copies, in that they appear to have some blank spaces. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

6. In addition, we note that exhibits 10.15, 10.16, 10.18, 10.20, 10.22, and 10.24 were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual

DEF 14A for Annual Meeting on June 3, 2010

7. While we note the statement that you do not have a specific policy regarding diversity, you have not disclosed whether, and if so how, the nominating committee considers diversity in identifying nominees for directors, as required by Item 407(c)(2)(vi) of Regulation S-K. Please confirm that you will provide such disclosure in future filings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3 688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (310) 445-2980